[BFS LETTERHEAD]

VIA EDGAR AND FACSIMILE

October 5, 2005

Jennifer R. Hardy, Esquire
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E., Mail Stop 7010
Washington, DC 20549

Re:   Builders FirstSource, Inc.
Registration Statement on Form S-4
SEC File No. 333-128064

Dear Ms. Hardy:

The undersigned hereby requests, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, as amended, that the above-referenced Registration Statement on Form S-4, as amended (File No. 333-128064) of Builders FirstSource, Inc. (the “Company”) be declared effective at 4:00 p.m., October 7, 2005, or as promptly as practicable thereafter. We respectfully request that we be notified of such effectiveness by a telephone call to Allison Amorison of Skadden, Arps, Slate, Meagher & Flom LLP at (302) 651-3180 and that such effectiveness also be confirmed in writing.

Please be advised that no preliminary prospectuses have been distributed by the Company.

Very truly yours,

BUILDERS FIRSTSOURCE, INC.

By:	/s/ Donald F. MacAleenan
	Name:	Donald F. MacAleenan
	Title:	Senior Vice President and General Counsel

cc:   Matt Franker
Allison L. Amorison